December 23, 2004

Mail Stop 0408

By U.S. Mail and Facsimile to (312) 861-2200


David S. Kalt
Chief Executive Officer
OptionsXpress Holdings, Inc.
39 South LaSalle Street, Suite 220
Chicago, Illinois 60603


Re:	OptionsXpress Holdings, Inc.
	Amendment No. 1 to Form S-1, filed December 10, 2004
	File No. 333-119967

Dear Mr. Kalt:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary

1. We note your response to prior comment 7. However, while the discussion has been slightly condensed from the earlier version, it still tracks very closely the Business discussion beginning on page
38, including even the same bar graphs.  Item 503(a) of Regulation
S-
K states specifically that "the summary should be brief" and "should provide a brief overview of the key aspects of the offering." Release 33-7497 states specifically that a summary section "should not include a lengthy description of the company`s business and business strategy." Please revise accordingly.


2. We note your response to prior comment 8. However, rather than include a superficial indication of the risks noted in the risk factor section, revise to discuss the most significant shortcomings or risks of implementing your business strategy, in such a way as to balance the strongly positive discussions of your strengths and strategies. As an example only, we note the risks from heavy dependence on option trading.

3. We note your response to prior comment 26. We also note that Figure 2 of the Jupiterresearch report indicates that the huge majority of households that invest online do so very occasionally. Please revise your disclosure to clarify this.

Management`s Discussion and Analysis

Sources of Revenue - page 29

4. We note your revised disclosure on pages 51 and 52 in response to our prior comment 22. Please revise your MD&A to describe the uncertainties regarding the continuation of the revenue stream from customers using your Xecute service who are also subscribers to third-party advisory services. Disclose that you cannot reasonably estimate the relative contribution of these publishers` recommendations or your Xecute service to your revenue base, but that a substantial decrease in the number of these publishers could adversely affect your business. Refer to Item 303(a)(iii) of Regulation S-K.

Critical Accounting Policies - page 36

5. We note your revised disclosure in response to our prior comments
23 and 24. Please revise to quantify the amount of costs that were expensed as incurred during each period for the development and enhancement of software and technology infrastructure.

Consolidated Financial Statements

Note 5. Commitments, Contingencies and Guarantees - page F-11

6. We note your revised disclosure on page 36 in response to our prior comment 40. Please revise this footnote to describe and quantify the purchase obligations and describe how you account for the obligations. Provide the disclosures as required by SFAS 47.

Principal and Selling Stockholders, page 63

7. Please confirm supplementally that none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

8. Confirm that Summit Partners and G-Bar Limited Partnership are reporting companies under the Exchange Act, majority owned subsidiaries of reporting companies under the Exchange Act, or registered investment funds under the 1940 Act. If not, you must identify the natural person or persons having voting and investment control over the securities they hold. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise or advise.

Part II

Item 15.  Recent Sales of Unregistered Securities

9. We note your response to prior comment 43. With the exception of the exercises of employee stock options, please provide a discussion for each relevant transaction including a complete discussion of the factual information that applies specifically to the exemption that you are claiming for the listed transaction.


      *    *    *    *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Heidi Berg, Staff Accountant, at (202) 824-
5463
or Joyce Sweeney, Senior Accountant, (202) 942-1939 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 942-2932 or me at
(202) 942-1874 with any other questions.

							Sincerely,



      Mark Webb
							Branch Chief





cc:	Sanford E. Perl, P.C.
	Gerald T. Nowak
	Kirkland & Ellis LLP
	200 East Randolph Drive
	Chicago, Illinois 60601

	David B. Harms
	Sullivan & Cromwell LLP
	125 Broad Street
	New York, New York 10004


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OptionsXpress Holdings, Inc.
Page 4